UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

SOKO Fitness & Spa Group, Inc. (f/k/a American Business Holdings, Inc.)
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

83409D104
(CUSIP Number)

Tong Liu
SOKO Fitness & Spa Group, Inc.
No.194, Guogeli Street
Harbin, Heilongjiang Province 150001
The People’s Republic of China
+86 451-87702255

Peter Siris
c/o Guerrilla Capital Management, L.L.C.
237 Park Avenue, 9th Floor
New York, New York 10017
United States of America

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person

Queen Beauty and Wellness Group Limited

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

HC

1.	Name of Reporting Person

SOKO Acquisition Corporation

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

CO

1.	Name of Reporting Person

Tong Liu

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

IN

1.	Name of Reporting Person

Xia Yu

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

IN

1.	Name of Reporting Person

Bingrong Wu

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

IN

1.	Name of Reporting Person

Chunying Liu

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

IN

1.	Name of Reporting Person

Guozhe Li

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

IN

1.	Name of Reporting Person

Qinyue Sun

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

IN

1.	Name of Reporting Person

Lei Jiang

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

IN

1.	Name of Reporting Person

Su Liu

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

IN

1.	Name of Reporting Person

Xiangjin Yin

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

IN

1.	Name of Reporting Person

Guerrilla Capital Management, L.L.C. S.S. or I.R.S. Identification No. of above person: 731564807

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

PN

1.	Name of Reporting Person

Guerrilla Partners, L.P.
I.R.S. Identification No. of above persons: 52-2141646

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

PN

1.	Name of Reporting Person

Hua-Mei 21st Century Partners, LP

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

PN

1.	Name of Reporting Person

IDG-ACCEL China Investors II L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

PN

1.	Name of Reporting Person

IDG-Accel China Growth Fund II L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

PN

1.	Name of Reporting Person

Quan Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person (See Instructions)

IN

1.	Name of Reporting Person

Patrick J. McGovern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person (See Instructions)

IN

1.	Name of Reporting Person

IDG-Accel China Growth Fund GP II Associates Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person (See Instructions)

CO

1.	Name of Reporting Person

IDG-Accel China Growth Fund II Associates L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person (See Instructions)

PN

1.	Name of Reporting Person

Lucky Eagle Limited

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

CO

1.	Name of Reporting Person

China Golden Leaf Equity Fund SPC

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

CO

1.	Name of Reporting Person

Golden Year Holdings Limited

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person

CO

This Amendment No. 1 amends the Schedule 13D (the “Original Schedule 13D”) filed on behalf of Queen Beauty and Wellness Group Limited (“Queen Beauty”), SOKO Acquisition Corporation (“Merger Sub”), Tong Liu, Xia Yu, Bingrong Wu, Chunying Liu, Qinyue Sun, Su Liu, Lei Jiang, Guozhe Li, Xiangjin Yin, Guerrilla Capital Management L.L.C., Guerrilla Partners, L.P., Hua-Mei 21st Century Partners, LP (“Hua-Mei”), IDG-Accel China Growth Fund II L.P. (“IDG Growth”), IDG-Accel China Investors II L.P. (“IDG Investors”), Quan Zhou, Patrick J. McGovern, IDG-Accel China Growth Fund GP II Associates Ltd., IDG-Accel China Growth Fund II Associates L.P., China Golden Leaf Equity Fund SPC (“Golden Leaf”), Golden Year Holdings Limited (“Golden Year”) and Lucky Eagle Limited (“Lucky Eagle”) on July 26, 2011, relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of SOKO Fitness & Spa Group, Inc. (the “Corporation”).  Tong Liu, Bingrong Wu, Chunying Liu, Qinyue Sun, Su Liu, Lei Jiang, Guozhe Li, Xiangjin Yin, Guerrilla Partners, L.P., Hua-Mei, IDG Growth, IDG Investors, Golden Leaf, Golden Year and Lucky Eagle are collectively referred to herein as the “Contributing Stockholders”.

Capitalized terms used but not defined herein have the meanings assigned to them in the Original Schedule 13D.  Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety by the following:

On July 25, 2011, Queen Beauty, Merger Sub, the Contributing Stockholders, China Consumer Capital Fund (“CCC”) and Mousserena, L.P. (“Mousse”) entered into a contribution and subscription agreement (the “Contribution Agreement”), pursuant to which (i) the Contributing Stockholders agreed to contribute 20,308,945 shares of Common Stock held by them to Queen Beauty in exchange for 10,819,999 ordinary shares and 9,488,945 preferred shares of Queen Beauty, of which Merger Sub is a wholly owned subsidiary,  (ii) CCC, Golden Leaf and Mousse agreed to contribute an aggregate $9,999,994.50 in cash in exchange for 2,222,221 preferred shares of Queen Beauty and (iii) Queen Beauty agreed to contribute all of the shares of Common Stock contributed to it by the Contributing Stockholders to Merger Sub in exchange for one (1) share of common stock, $0.001 par value, of Merger Sub. These transactions will result in Merger Sub acquiring 90.79% of the total issued and outstanding shares of Common Stock of the Corporation.  A portion of the cash to be received from CCC, Golden Leaf and Mousse will be used to fund the Merger.

Item 4.  Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 27, 2011, pursuant to a Certificate of Ownership and Merger filed with the Secretary of State of the State of Delaware, Merger Sub was merged with and into the Corporation, with the Corporation as the surviving corporation in the Merger (the “Surviving Corporation”) and a direct, privately-held subsidiary of Queen Beauty.  At the effective time of the Merger (the “Effective Time”), on July 27, 2011, by virtue of the Merger, each issued and outstanding share of Common Stock (other than (A) shares of Common Stock owned by Queen Beauty or Merger Sub, (B) shares of Common Stock owned by the Corporation or any direct or indirect wholly owned subsidiary of the Corporation and (C) shares of Common Stock held by stockholders of the Corporation who properly exercised appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware) (the “Former Common Stock”) was cancelled and converted into the right to receive $4.50 in cash, without interest and less any amounts required to be withheld under applicable U.S. federal, state or local tax laws.  As a result of the Merger, the Corporation no longer has outstanding securities registered under Section 12 of the Exchange Act.

At the Effective Time, by virtue of the Merger, each issued and outstanding share of capital stock of Merger Sub was converted into one newly issued share of common stock, par value $0.001 per share, of the Surviving Corporation (the “Private Stock”). The Private Stock is not registered under Section 12 of the Exchange Act.

At the Effective Time, by virtue of the merger, each outstanding option to purchase shares of Common Stock, whether vested or not, was assumed by Queen Beauty (the “Assumed Options”) on a one-for-one basis.  Each Assumed Option is subject to the same terms and conditions as applied to the option outstanding immediately prior to the Merger.

As a result of these transactions, the Reporting Persons no longer beneficially own any shares of Former Common Stock.

Item 5.  Interest in Securities of the Corporation.

The table setting forth the beneficial ownership of shares of Common Stock of the Corporation for each of the Reporting Persons in the Original Schedule 13D is hereby amended and restated in their entirety by the following table:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Queen Beauty and Wellness Group Limited	0	0%	0	0	0	0
SOKO Acquisition Corporation	0	0%	0	0	0	0
Tong Liu	0	0%	0	0	0	0
Xia Yu	0	0%	0	0	0	0
Bingrong Wu	0	0%	0	0	0	0
Chunying Liu	0	0%	0	0	0	0
Guozhe Li	0	0%	0	0	0	0
Qinyue Sun	0	0%	0	0	0	0
Lei Jiang	0	0%	0	0	0	0
Su Liu	0	0%	0	0	0	0
Xiangjin Yin	0	0%	0	0	0	0
Guerrilla Capital Management, L.L.C.	0	0%	0	0	0	0
Guerrilla Partners, L.P.	0	0%	0	0	0	0
Hua-Mei 21st Century Partners, LP	0	0%	0	0	0	0
IDG-Accel China Investors II L.P.	0	0%	0	0	0	0
IDG-Accel China Growth Fund II L.P.	0	0%	0	0	0	0
Quan Zhou	0	0%	0	0	0	0
Patrick J. McGovern	0	0%	0	0	0	0
IDG-Accel China Growth Fund GP II Associates Ltd.	0	0%	0	0	0	0
IDG-Accel China Growth Fund II Associates L.P.	0	0%	0	0	0	0
Lucky Eagle Limited	0	0%	0	0	0	0
China Golden Leaf Equity Fund SPC	0	0%	0	0	0	0
Golden Year Holdings Limited	0	0%	0	0	0	0

As a result of these transactions, Bin Zhou no longer beneficially owns any stock options to purchase any shares of Former Common Stock of the Corporation.

Other than the transactions described in Item 4, during the sixty days prior to the filing of this Amendment No. 1 , there were no transactions in the shares of the Former Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Former Common Stock, effected by the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D Amendment No. 1 is true, complete, and correct.

Dated:  July 27, 2011

Queen Beauty and Wellness Group Limited

By:	/s/ Tong Liu
Name: Tong Liu
Title: Chief Executive Officer

SOKO Acquisition Corporation

By:	/s/ Tong Liu
Name: Tong Liu
Title: Director

/s/ Tong Liu
Tong Liu

/s/ Xia Yu
Xia Yu

/s/ Bingrong Wu
Bingrong Wu

/s/ Chunying Liu
Chunying Liu

/s/ Guozhe Li
Guozhe Li

/s/ Qinyue Sun
Qinyue Sun

/s/ Lei Jiang
Lei Jiang

/s/ Su Liu
Su Liu

/s/ Xiangjin Yin
Xiangjin Yin

Guerrilla Capital Management, L.L.C.

By:	/s/ Peter Siris
Name: Peter Siris
Title: Managing Director

Guerrilla Partners, L.P.

By:	/s/ Leigh S. Curry
Name: Leigh S. Curry
Title: Managing Director

Hua-Mei 21st Century Partners, LP

By:	/s/ Peter Siris
Name: Peter Siris
Title: Managing Director

IDG-Accel China Growth Fund II L.P.

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory

IDG-Accel China Investors II L.P.

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory

IDG-Accel China Growth Fund GP II Associates Ltd.

By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorized Signatory

IDG-Accel China Growth Fund II Associates L.P.

By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorized Signatory

/s/ Quan Zhou
Quan Zhou

/s/ Patrick J. McGovern
Patrick J. McGovern

Lucky Eagle Limited

By:	/s/ Dongmei Sheng
Name: Dongmei Sheng
Title: Director

China Golden Leaf Equity Fund SPC

By:	/s/ Bin Zhou
Name: Bin Zhou
Title: Director

Golden Year Holdings Limited

By:	/s/ Haibo (Herbert) Yu
Name: Haibo (Herbert) Yu
Title: Managing Director